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SEC Mail Processing Section

MAR 12 2018

Washington DC 408

SEC FILE NUMBER
8-16452

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. J. & M. Geldzahler

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1527 58th Street
(No. and Street)

Brooklyn	NY	11219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malvine Geldzahler, general partner — (718) 851-7502
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Malvine Geldzahler, general partner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J. J. & M. Geldzahler, the (Company), as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY ZELKOVITZ
NOTARY PUBLIC, State of New York
No. 01ZE5015222
Qualified in Kings County
Commission Expires July 18, 2021

Malvine Geldzahler, general partner

Notary Public

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Partner's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-9
(x)	(g)	Computation of Net Capital	10
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	12
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	13

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of J. J. & M. Geldzahler

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J. J. & M. Geldzahler as of December 31, 2017, the related statements of incoem, changes in partners' equity, and cash flows for the year then ended, and the related notes and Schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of J. J. & M. Geldzahler as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J. J. & M. Geldzahler's management. Our responsibility is to express an opinion on J. J. & M. Geldzahler's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J. J. & M. Geldzahler in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of J. J. & M. Geldzahler's financial statements. The supplemental information is the responsibility of J. J. & M. Geldzahler's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as J. J. & M. Geldzahler's auditor since 2017.

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

J. J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 138,650
Accounts receivable	1,683
Investment in marketable securities	15,366
Total Assets	$ 155,699

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 2,600
Total Liabilities	2,600
Contingencies	-
Partners' capital	153,099
Total Liabilities and Partners' Capital	$ 155,699

The accompanying notes are an integral part of these financial statements.

J. J. & M. GELDZAHLER
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Fee income	$ 38,019
Unrealized gain	1,942
Other income	305
Total Revenues	40,266
Expenses:	
Professional fees	3,000
Regulatory fees	1,890
Telephone and utilities	3,930
Rent	8,100
Office expense	8,661
Total Expenses	25,581
Net Income	$ 14,685

The accompanying notes are an integral part of these financial statements.

J. J. & M. GELDZAHLER
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities:	
Net Income	$ 14,685
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) in accounts receivable	(224)
(Increase) in investment in marketable securities	(1,942)
(Decrease) in accounts payable and accrued expenses	(50)
Net Cash Provided By Operating Activities	12,469
Cash Flows From Investing Activities:	
Net Cash Provided by Investing Activities	-
Cash Flows From Financing Activities:	
Distributions to partners	(13,831)
Net Cash (Used) By Financing Activities:	(13,831)
Net (Decrease) In Cash	(1,362)
Cash at beginning of the year	140,012
Cash at end of the year	$ 138,650

The accompanying notes are an integral part of these financial statements.

J. J. & M. GELDZAHLER
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

	Total Partners' Capital
Balance, January 1, 2017	$ 152,245
Distributions to Partners	(13,831)
Net Income	14,685
Balance, December 31, 2017	$ 153,099

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

J. J. & M Geldzahler (the Company) is a New York general partnership and a broker dealer registered under Section (15b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized on April 1971 in the State of New York, and has its principal business location in Brooklyn, New York.

The Company earns commissions from the sale of shares in regulated investment companies, but does not carry securities accounts for customers nor perform custodial functions relating to customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission income is recognized upon the sale of shares in regulated investment companies in accordance with the funds' commission schedule. Additionally, the Company receives "Trail Commissions" which are based on the account holdings of customers who have invested in the funds through the Company. Commission income is generally received in the month earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks, Uncertainties and Certain Concentration of Credit Risks and Economic Dependency

The Company represents a limited number of fund distributors. One of the fund distributors accounted for approximately 75% of the Company's income for the year ended December 31, 2017.

Financial instruments potentially subjecting the Company to concentrations of credit risk consist of cash balances in banks. The Company's cash balances are on deposit in federally insured accounts, and bank balances generally do not exceed limits of federal deposit insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification Topic 820 (FASB ASC 820) requires the Company to disclose estimated fair values for its financial instruments. Fair value estimate methods and assumptions for financial instruments are as follows: The carrying amount of cash, accounts receivable, accounts payable, and accrued expenses, approximate fair value because of their short maturity—under a year.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Recently Issued Accounting Pronouncements

Management does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

3. INCOME TAXES

The Company is organized as a general partnership. As a result, the Company is generally not subject to federal or state income taxation. Instead, each partner is taxed on his or her distributive share of the Company's income, losses, deductions, credits, and related tax items.

The City of New York, however, imposes an unincorporated businesses tax (UBT) when business taxable income of an unincorporated entity exceeds $90,000. While the Company is an "unincorporated entity," no UBT tax was due for 2017.

The Company follows FASB ASC 740--Income Taxes. This topic provides guidance for recognizing and measuring uncertain tax positions. This topic also prescribes threshold conditions that tax positions must meet for any of the benefits of the uncertain tax positions to be recognized in the financial statements. It also provides accounting guidance on derecognizing classification and disclosure of these uncertain tax positions. The Company has not taken any uncertain tax positions which may affect the year ended December 31 2017.

Interest costs and penalties related to income taxes are classified as interest expense and general and administrative costs, respectively, in the Company's financial statements. For the year ended December31 2017, the Company did not recognize any interest or penalties related to income taxes. The Company is currently subject to a three-year statute of limitations on routine tax matters. The Company files a U.S. Return of Partnership

Income (Form 1065), New York State (Form IT-204), and New York City Unincorporated Business Tax returns.

4. PARTNERS' CAPITAL

From time to time the Company distributes current or previously earned income to partners. For the year ended December 31 2017 aggregate distributions to partners were $13,831.

5. COMMITMENTS AND OTHER COMMENTS

Premises Operating Leases

The Company rents office space from one of its partners on a month-to-month basis. The monthly rental is currently $675 plus utilities, and it is paid directly to the provider on a usage basis. The lease is terminable at any time without notice.

Rent expense included with Occupancy Costs in the Statement of Operations was $8,100 for the year ended December 31 2017.

6. NET CAPITAL REQUIREMENT

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $25,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $149,111 which was $124,111 in excess of the amount required.

7. SECURITIES VALUATION and FAIR VALUE MEASUREMENTS

The Partnership utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1
Unadjusted quoted prices in active markets that the Partnership has the ability to access for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Partnership's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

At December 31, 2017, the Company's securities consisted of 200 shares of The Nasdaq OMX Group, Inc. (NDAQ), which is a level 2 security. The market value of these securities at December 31, 2017 was $15,366. The Company's original cost of these same securities was $2,400. The Company, therefore, has a cumulative unrealized gain in these securities of $12,966 of which $1,942 occurred in the current year.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2018, which is the date the financial statements were available to be issued.

J. J. & M. GELDZAHLER
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Sch I

NET CAPITAL:	
Total partners' capital	$ 153,099
Deductions and/or charges:	
Non-allowable assets	(1,683)
Net capital before haircuts on securities positions	151,416
Haircuts on securities positions	(2,305)
Net Capital	$ 149,111
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 2,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 25,000
Excess net capital	$ 124,111
Net capital less greater of 10% of total AI or 120% of minimum net capital	$ 119,111
Ratio: Aggregate indebtedness to net capital is	1.74%

The above computation agrees with the December 31, 2017 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

See Independent Auditors' Report.

J. J. & M. GELDZAHLER
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2017

Sch II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of J. J. & M. Geldzahler

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) J. J. & M. Geldzahler identified the following provisions of 17 C.F.R. §15c3-3(k) under which J. J. & M. Geldzahler claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (exemption provisions) and (2) J. J. & M. Geldzahler stated that J. J. & M. Geldzahler met the identified exemption provisions throughout the most recent fiscal year without exception. J. J. & M. Geldzahler's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J. J. & M. Geldzahler's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

February 28, 2018

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Partners
of J. J. & M. Geldzahler

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of J. J. & M. Geldzahler for the year ended December 31, 2017, which were agreed to by J. J. & M. Geldzahler and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating J. J. & M. Geldzahler's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). J. J. & M. Geldzahler's management is responsible for J. J. & M. Geldzahler's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by J. J. & M. Geldzahler for the year ended December 31, 2017 to the total revenues in J. J. & M. Geldzahler's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by J. J. & M. Geldzahler for the year ended December 31, 2017 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by J. J. & M. Geldzahler for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on J. J. & M. Geldzahler's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 28, 2018

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

Assertions Regarding Exemption Provisions

We, as members of management of J. J. & M. Geldzahler ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

J. J. & M. Geldzahler

By: Malvine Geldzahler

Malvine Geldzahler, partner
February 28, 2018